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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SCUDDER INTERMEDIATE GOVERNMENT & AGENCY TRUST (KGT)

(Name of Issuer)

Shares of Benefical Interest, par value $0.01 per share

(Title of Class of Securities)

811163 10 4

(Cusip Number)

Leslie J. Croland, Esq.
Edwards & Angell, LLP
350 East Las Olas Blvd., Suite 1150
Ft. Lauderdale, Florida 33301
(954) 727-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811163 10 4			Page 2 of 10

1.	Name of Reporting Person: Otter Creek Partners I, L.P.		I.R.S. Identification Nos. of above persons (entities only): 65-0273189

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 907,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 907,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 907,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.67%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 811163 10 4			Page 3 of 10

1.	Name of Reporting Person: Otter Creek International Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,761,592

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,761,592

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,761,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.18%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 811163 10 4			Page 4 of 10

1.	Name of Reporting Person: Long Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 35-1940885

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,400

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.02%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 811163 10 4	Page 5 of 10

Item 1. Security and Issuer:

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (“Common Stock”), of Scudder Intermediate Government & Agency Trust, a Massachusetts trust (the “Issuer”). The address of the principal executive offices of the Issuer is Deutsche Asset Management of the Americas, 345 Park Avenue, New York NY 10154-0010, Attention: Vincent J. Esposito, Managing Director.

Item 2. Identity and Background.

This statement is filed jointly by: (1) Otter Creek Partners I, L.P., a Delaware limited partnership (“OCP”), (2) Otter Creek International, Ltd., a British Virgin Islands international business company (“OCI”) and (3) the Long Family Limited Partnership, an Indiana limited partnership (“LFLP”) (sometimes collectively referred to herein as the “Reporting Persons.”)

OCP has its principal business and executive offices at 400 Royal Palm Way, Suite 212, Palm Beach, Florida 33480. Otter Creek Management Inc., a Delaware corporation (“OCM”), is the sole general partner of OCP and investment advisor of OCP and OCI. R. Keith Long is the sole director and sole shareholder of OCM. Mr. Long and Joseph W. O’Neill, Jr. are the executive officers of OCM. Mr. Long and Oskar P. Lewnowski are the directors of OCI. Mr. Lewnowski is a principal of Olympia Capital International, Inc., with its executive office located at Williams House, 20 Reid Street, Hamilton HM 11, Bermuda. The business address of OCI and OCM is 400 Royal Palm Way, Suite 212, Palm Beach, Florida 33480.

Mr. Long’s business address is 400 Royal Palm Way, Suite 212, Palm Beach, Florida 33480. Mr. Long is the sole director and sole shareholder of OCM.

LFLP has its principal business and executive offices at 400 Royal Palm Way, Suite 212, Palm Beach, Florida 33480. LFLP is a family limited partnership engaged in investing in various businesses. Mr. Long’s father, Jack Long, is the general partner of LFLP.

During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the individual Reporting Persons are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

OCP paid $6,135,899 from its working capital to purchase the 907,500 shares of the Issuer reported herein.

OCI paid $11,857,055 from its working capital to purchase the 1,761,592 shares of the Issuer reported herein.

LFLP paid $45,132 from its working capital to purchase the 6,400 shares of the Issuer reported herein.

CUSIP No. 811163 10 4	Page 6 of 10

Item 4. Purpose of Transaction.

The securities of the Issuer acquired and held by the Reporting Persons were acquired in the ordinary course of business and, except as described herein, were not acquired for the purpose of or, with the effect of changing or influencing the control of the Issuer. The Reporting Persons may, from time to time and at any time, acquire additional shares of beneficial interest of the Issuer in open market purchases or through negotiated private purchases.

Section 5 of Article IX of the Issuer’s Amended and Restated Agreement and Declaration of Trust dated May 16, 1988 provides as follows:

“Commencing on January 1, 1994, if Shares of the Trust have traded on the principal securities exchange where listed at an average discount from net asset value of more than ten percent (10%), determined on the basis of the discount as of the end of the last trading day in each week during the period of twelve (12) calendar weeks preceding the beginning of each such year, the Trustees will submit to the Shareholders at the next succeeding meeting, or within six months thereafter if sooner, a proposal to convert the Trust from a “closed-end company” to an “open-end company” as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the [Investment Company Act of 1940] as in effect on May 16, 1988, together with the necessary amendments to this Declaration of Trust to permit such a conversion.”

The Issuer’s shares have traded at an average discount from net asset value on the last trading day in each week during the period of twelve (12) calendar weeks preceding January 1, 2005, which would, in the opinion of the Reporting Persons, trigger the provisions of Section 5 of Article IX of the Trust. The Reporting Persons intend to communicate with the Trustees of the Issuer, to determine their position with respect to this provision of the Trust. Subject to the Trustee’s response to the request of the Reporting Persons that the Trustees take appropriate action to effectuate the provisions of Section 5 of Article IX of the Trust, the Reporting Persons reserve the right to take any action they deem necessary or appropriate to cause the Trustees to comply with Section 5 of Article IX of the Trust.

Item 5. Interest in Securities of the Issuer.

OCP owns 907,500 shares of beneficial interest of the Issuer constituting approximately 2.67% of the outstanding common stock.

OCI owns 1,761,592 shares of beneficial interest of the Issuer constituting approximately 5.18% of the outstanding common stock.

LFLP owns 6,400 shares of beneficial interest of the Issuer constituting approximately 0.02% of the outstanding common stock.

CUSIP No. 811163 10 4	Page 7 of 10

Since November 8, 2004, the Reporting Persons acquired and disposed of shares of beneficial interest as set forth below. All such shares were acquired through brokers’ transactions.

SHARES ACQUIRED BY OCP

Trade Date	Number of Shares	Price Per Share
12/14/2004	2,900	6.6200
12/15/2004	1,700	6.6100
12/16/2004	2,500	6.6200
12/21/2004	2,500	6.6479
12/27/2004	18,800	6.6800
12/28/2004	9,800	6.6699
12/31/2004	18,500	6.6900
1/3/2005	10,400	6.6813
1/4/2005	17,600	6.7300
1/5/2005	27,900	6.7325
1/6/2005	1,700	6.7464
1/7/2005	39,000	6.7387
1/10/2005	30,300	6.7214
1/11/2005	136,700	6.7277
1/12/2005	92,800	6.7303
1/13/2005	13,800	6.7070
1/14/2005	26,200	6.7095

SHARES SOLD BY OCP

Trade Date	Number of Shares	Price Per Share
11/12/2004	700	6.6090
11/19/2004	5,600	6.6092

SHARES ACQUIRED BY OCI

Trade Date	Number of Shares	Price Per Share
11/8/2004	3,500	6.6300
11/22/2004	16,200	6.6556
11/29/2004	800	6.6200
12/2/2004	2,196	6.7455
12/6/2004	25,100	6.5924
12/7/2004	10,000	6.5900
12/7/2004	50,000	6.6000
12/10/2004	4,100	6.6100
12/13/2004	5,500	6.6100
12/14/2004	7,100	6.6200
12/15/2004	3,700	6.6100
12/16/2004	5,600	6.6200
12/21/2004	5,250	6.6479
12/27/2004	41,200	6.6800
12/28/2004	21,300	6.6699
12/31/2004	18,000	6.6900
1/5/2005	2,656	6.7564
1/5/2005	6,900	6.7325
1/6/2005	2,500	6.7464
1/7/2005	73,800	6.7387
1/10/2005	59,000	6.7214
1/11/2005	262,575	6.7277
1/12/2005	180,120	6.7303
1/13/2005	26,900	6.7070
1/14/2005	50,800	6.7095

CUSIP No. 811163 10 4	Page 8 of 10

As a group, the Reporting Persons own 2,675,492 shares of beneficial interest of the Issuer representing approximately 7.87% of the outstanding shares of beneficial interest, based upon the Issuer’s Semiannual Report to Shareholders.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A.	Joint Filing Agreement and Power of Attorney

CUSIP No. 811163 10 4	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2005

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc.,
its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.
By:	/s/ R. Keith Long
R. Keith Long, Director

LONG FAMILY LIMITED PARTNERSHIP
By:	/s/ Jack Long
Jack Long, General Partner

CUSIP No. 811163 10 4	Page 10 of 10

Exhibit A

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the shares, $.01 par value, of Scudder Intermediate Government & Agency Trust and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize R. Keith Long to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of January, 2005.

OTTER CREEK PARTNERS I, L.P.
By:	Otter Creek Management, Inc.,
its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL LTD.
By:	/s/ R. Keith Long
R. Keith Long, Director

LONG FAMILY LIMITED PARTNERSHIP
By:	/s/ Jack Long
Jack Long, General Partner